SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)


(AMENDMENT No. 7 SCHEDULE 13D)
Under the Securities Exchange Act of 1934


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------

(Name of Issuer)


COMMON STOCK, PAR VALUE $1.00 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)


936750108
-----------------------------------------------------------
(CUSIP Number)


SANTA MONICA PARTNERS, L.P.
1865 Palmer Avenue
Larchmont, NY  10538
914-833-0875
-----------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

N/A
-----------------------------------------------------------
(Date of Event that Requires Filing of This Statement)








(Continued on following pages)
(Page 1 of 8 Pages)

CUSIP No. 936750108                     13D/A
Page 2 of 8 Pages
___________________________________________________________

1    NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)

SANTA MONICA PARTNERS, L.P.
13-3100474
___________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]

(b)  [_]

___________________________________________________________

3    SEC USE ONLY

___________________________________________________________

4    SOURCE OF FUNDS

WC
___________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
___________________________________________________________

7    SOLE VOTING POWER
NUMBER OF              N/A
SHARES		--------------------------------------
BENEFICIALLY	8    SHARED VOTING POWER
		OWNED BY		     N/A
EACH REPORTING	--------------------------------------
		PERSON WITH		9    SOLE DISPOSITIVE POWER
OWNED BY		     N/A
--------------------------------------
				     10   SHARED DISPOSITIVE POWER
					     N/A
	    _____________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

N/A (LESS THAN 5%)
	    ______________________________________________________________

CUSIP No. 936750108                     13D/A
Page 3 of 8 Pages


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES 		[_]
___________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
N/A
___________________________________________________________

14   TYPE OF REPORTING PERSON

PN
__________________________________________________________

1    NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)

SMP ASSET MANAGEMENT LLC
___________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]
(b)  [_]
___________________________________________________________

3    SEC USE ONLY

___________________________________________________________

4    SOURCE OF FUNDS

OO
___________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
___________________________________________________________

7    SOLE VOTING POWER
NUMBER OF              N/A
SHARES		--------------------------------------
BENEFICIALLY	8    SHARED VOTING POWER
		OWNED BY		     N/A
EACH REPORTING	--------------------------------------
		PERSON WITH		9    SOLE DISPOSITIVE POWER
OWNED BY		     N/A
--------------------------------------
				     10   SHARED DISPOSITIVE POWER
					     N/A
	    _____________________________________________________________

CUSIP No. 936750108                     13D/A
Page 4 of 8 Pages



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

N/A
	    ______________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES 		[_]

___________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A
___________________________________________________________

14   TYPE OF REPORTING PERSON

OO (LLC)
__________________________________________________________

The inclusion of SMP Asset Management LLC in this statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

WARWICK VALLEY TELEPHONE COMPANY SCHEDULE 13D/A
       (AMENDMENT No. 7 SCHEDULE 13D)


Item 1.  Security and Issuer.

This statement on Schedule 13D/A (this "Statement") relates to the common stock with $1.00 par value (the
"Shares") of Warwick Valley Telephone Company (the
"Issuer"). The principal offices of the Issuer are located at 47 Main Street, Warwick, New York 10990.


Item 2.   Identity and Background.

(a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, this Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners") 1865 Palmer Avenue,
Larchmont, NY 10538.


Item 3.  Source and Amount of Funds or Other Consideration.

N/A

CUSIP No. 936750108                     13D/A
Page 5 of 8 Pages


Item 4.  Purpose of Transaction.


Santa Monica Partners (SMP) wrote a letter to Mr. Herbert
Gareiss, President and CEO of WVT Communications accepting his invitation opening the channels of communication between us and the WVT team and requesting a meeting as soon as possible. Exchange of correspondence is provided herein.


Item 5.  Interest in Securities of the Issuer.

(a) N/A Less than 5% ownership

Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material to be filed as Exhibits.

Exhibit 1:

November 26, 2004 letter to Mr. Herbert Gareiss, Jr.,
President and CEO, of WVT Communications Inc. and exchange of correspondence.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 2004

SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC


By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SMP ASSET MANAGEMENT LLC


By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations
(see 18 U.S.C. 1001).

CUSIP No. 936750108                     13D/A
Page 6 of 8 Pages

Exhibit 1:

November 26, 2004

Mr. Herbert Gareiss, Jr.
President and Chief Executive Officer
WVT Communications

Dear Herb;

It was wonderful to receive "the first of a series of informational newsletters designed to keep (us) informed about developments within (our) Company." You wrote, and we very much appreciated reading, that your Newsletter began with the words "Hopefully, this will further open the channels of communication between you (us) and the WVT team".

While we might have wished for the first newsletter to discuss the dire and worrisome fact that the telephone business you are actively managing reported that operating income in the latest quarter (Q-3) dropped 57% from $1.103 million a year ago to $475K, and 50% in the nine month period from $2.936 million to $1.465 and is in danger now of falling into the red, perhaps you will discuss this in full in the next Shareholder Newsletter missive.

Perhaps too, the fact that the spectacularly successful and brilliant investment which you made in the 7.5% Limited Partnership passive investment in the Orange County/Poughkeepsie Cellular Partnership (OCP), keeps growing, albeit at a steadily declining rate, will be discussed more fully in the next Newsletter since it is of such obvious importance to the very survival of the operating business and clearly it is the source of virtually all of the internal funds being reinvested into the fast declining plain old telephone business (POTS), and because it now accounts for over 85% of WVT total income before interest, other income, taxes and losses from all of our other investments.

We are also puzzled as to how the OCP is considered by management as "a part of our core telecommunications business."

For as noted, it is just a passive investment and indeed one over which, as you have told shareholders at the annual meeting many times, you have no say, no control, and no information other than what is provided quarterly. In other words, your investment in the OCP is just like ours in WVT. You are treated in the same manner as we are as shareholders of WVT and are merely passive investors where we have no say, no control, and no information, other than what you choose to tell us.

While you may well believe the NY State Public Service Commission gave you authority to own OCP to "strengthen the Company's ability to evolve during this transitional phase of the industry's history," we do not share this belief and frankly in checking with the NY State Public Service Commission, neither did it.

CUSIP No. 936750108                     13D/A
Page 7 of 8 Pages


Your investment in the OCP was originally made as a speculation according to documents filed in 1987 when the OCP was created.
Furthermore it was made over seventeen years ago at a time when neither WVT nor the industry was "evolving."

Say, isn't WVT nearly 100 years old? -- So evolving is hardly an appropriate description of WVT is it?

In fact, it wasn't until the year 2000 that the operating business of WVT began to experience annual decline. It is also a fact that WVT was up through 2000, GROWING, and neither evolving nor declining.

Thus, for all of these reasons, we believe that the purpose of the investment in the OCP was not and certainly is not today to keep the operating POTS business afloat.

Indeed shareholders are entitled to the rewards from your having made an excellent and very successful investment in the OCP. It is high time you realized this and time you gave shareholders the fruits of your investing, i.e. their just desserts to which they are entitled after seventeen years.

In fact, OCP is slowing down and may soon record only single digit growth. It is time to cash in this investment for the good of all shareholders and not to continue using the cash it generates to support a business you call in "transition."

OR EXPLAIN FULLY TO SHAREHOLDERS WHY NOT!

SOX too has indeed added additional costs and SOX 401 will add yet further costs to WVT. You, in fact, noted that SOX "drastically raised" the cost of being public. So we would like to know and understand, a) how much has the additional cost been? and b) what has this added cost been in terms of additional personnel and higher directors fees as well as in terms of increased auditor and legal fees?

We would appreciate some answers please.

As we said above, your Newsletter began with the words "Hopefully, this will further open the channels of communication between you (us) and the WVT team."

Okay then let us in. We accept your invitation. Please, let us know when and where we may meet with the "WVT team" as soon as possible.


Sincerely,

Larry

Lawrence J. Goldstein
LJG/es

CUSIP No. 936750108                     13D/A
Page 8 of 8 Pages

CORRESPONDENCE:

To: H.GAREISS@WVTC.COM
At: 12/ 2 13:58

Herb:

You made an offer and we accepted. The courtesy of a reply would be appreciated.

Larry


From: Herb Gareiss  <h.gareiss@wvtc.com>
At: 12/ 4  2:07

Dear Mr. Goldstein:

Your emails have been received. The Company will continue to inform its shareholders about its plans when appropriate.

H. Gareiss


To: H.GAREISS@WVTC.COM
At: 12/ 4  9:43

December 5, 2004

Mr. Herb Gareiss, President & CEO
Warwick Valley Telephone Company and WVT Communications

Dear Herb:

We do not know what EMAILS (plural) you might be referring to, but rather we were referring to the LETTER* we sent you on November 26 in which we wrote accepting your OFFER which YOU made to us in your first Newsletter.

We were delighted that you wrote to us to "open the channels of communication between you (us) and the WVT team", and we had in our letter of Nov. 26 responded that we are pleased to accept your invitation and to please let us know when and where we may meet with the WVT team, as soon as possible.

We appreciate your offer and invitation and were just following up as we had not heard from you about a date. We are eagerly looking forward to the meeting and opening the channels of communication you were so kind to invite us to do.

Sincerely,

Larry

*Copy of our letter of Nov 26, 2004 is attached herewith.